Delisting Determination, The Nasdaq Stock Market, LLC, April 25, 2024, Nocturne Acquisition Corporation.
The Nasdaq Stock Market LLC (the Exchange) has determined to remove from listing the securities of Nocturne Acquisition Corporation, effective at the opening of the trading session on May 6, 2024.
Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule IM-5101-2.
The Company was notified of the Staff determination on March 26, 2024. The Company did not appeal the Staff determination to the Hearings Panel. The Company securities were suspended on April 4, 2024. The Staff determination to delist the Company securities became final on April 4, 2024.